                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                    CARACO PHARMACEUTICAL LABORATORIES, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  14075T 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Jay F. Joliat
                         36801 Woodward Ave., Suite 300
                        Birmingham, Michigan 48009-0974

                                With a copy to:
                                 Fred B. Green
                         Bodman, Longley & Dahling LLP
                       34th Floor, 100 Renaissance Center
                            Detroit, Michigan 48243
                                  313-259-7777
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule SS.13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  14075T 10 7              13D                      PAGE 2  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Jay F. Joliat
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,382,580 (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,143,454 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,382,580 (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,143,454 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,526,034 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.  14075T 10 7              13D                      PAGE 3  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Joliat Enterprises, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-       (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,143,454 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-       (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,143,454 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,143,454 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00 (limited liability company)
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7             13D                        PAGE 4  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Jay F. Joliat Qualified Terminable Interest Marital Trust u/a/d 4-8-82
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-   (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-   (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-   (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-   (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-   (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00 (Trust)
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7               13D                      PAGE 5  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    David A. Hagelstein
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    580,158    (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,666,091  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    580,158    (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,666,091  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,246,249  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7             13D                        PAGE 6  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    David A. Hagelstein - Trust u/a/d 10-27-93
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-        (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,666,091  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-        (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,666,091  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,666,091  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7             13D                        PAGE 7  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Dilip S. Shanghvi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00  (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-        (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    10,105,323 (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-        (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,105,323 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,105,323  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7             13D                        PAGE 8  OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00 (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,657,333  (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    2,447,990  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,657,333  (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,447,990  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,105,323  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 14075T 10 7             13D                        PAGE 9 OF 22 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Sun Pharma Global, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00 (See Item 3)
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    -0-        (See Item 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,722,657  (See Item 5)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    -0-        (See Item 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,722,657  (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,722,657  (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                                             PAGE 10 OF 22 PAGES

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Common Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a) This statement is being filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC"), under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Jay F. Joliat Qualified Terminable Interest Marital Trust u/a/d 4-8-82 (the "Joliat Trust"), (ii) Jay F. Joliat, individually, as trustee of the Joliat Trust and as managing partner of the Joliat LLC (as defined below) ("Joliat"), (iii) Joliat Enterprises, LLC ("Joliat LLC"),(iv) David A. Hagelstein Trust u/a/d 10-27-93 (the "Hagelstein Trust"),
(iv) David A. Hagelstein, individually and as trustee of the Hagelstein Trust ("Hagelstein"), (v)Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun"), (vi) Sun Pharma Global, Inc. BVI, a corporation organized under the laws of the British Virgin Islands and wholly-owned subsidiary of Sun ("Sun Global"), and (vii) Dilip Shanghvi, Chairman of the Board of Company and managing director and majority shareholder of Sun ("D. Shanghvi"). Joliat Trust, Joliat, Joliat LLC, Hagelstein Trust, Hagelstein, Sun, Sun Global, and D. Shanghvi are sometimes referred to herein in individually as a "Reporting Person" and collectively as the "Reporting Persons."

                  Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

                  As set forth in Item 6, the Reporting Persons are subject to a Voting Agreement and accordingly, may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons disclaim that they have agreed to act as a group other than as described in this statement.

JOLIAT TRUST, JOLIAT LLC AND JOLIAT

         (b)-(c) The business address of Joliat Trust, Joliat LLC and Joliat is 36801 Woodward Avenue, Suite 300, Birmingham, Michigan 48009. Joliat's present principal occupation or employment is President, Chief Executive Officer and Chairman of the Board of directors of Joliat & Company, a private investment company involved in general securities management, venture capital, real estate and

                                                             PAGE 11 OF 22 PAGES

business consulting. Mr. Joliat is also Chairman of the Board, Chief Executive Officer and Treasurer of a 14-unit restaurant operation called Sign of the Beefcarver Restaurants, Inc.

HAGELSTEIN TRUST AND HAGELSTEIN

         (b)-(c) Mr. Hagelstein's and Hagelstein Trust's business address is 1411 North Woodward Avenue, Suite 313, Birmingham, Michigan 48009. Hagelstein's present occupation or employment is as a private investor.

SUN AND D. SHANGHVI

         (b)-(c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is Synergy House Subhanpura Gorwa Road, Baroda, 390-007 India.
Information with respect to D. Shanghvi is presented below.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:



         Name                               Address                             Occupation
-------------------------------------------------------------------------------------------------------

D. Shanghvi                             Synergy House                           Chairman and Managing
                                        Subhanpura                              Director of Sun,
                                        Gorwa Road, Baroda                      Chairman of the Board
                                        390-007 India                           of the Company and
                                                                                Director of Sun
                                                                                Global
-------------------------------------------------------------------------------------------------------
Sudhir V. Valia                         Synergy House                           Wholetime Director of
                                        Subhanpura                              Sun, Director of Sun
                                        Gorwa Road, Baroda                      Global and Director
                                        390-007 India                           of the Company
-------------------------------------------------------------------------------------------------------
S. Mohanch and Dadha                    Synergy House                           Wholetime Director of
                                        Subhanpura                              Sun
                                        Gorwa Road, Baroda
                                        390-007 India
-------------------------------------------------------------------------------------------------------
Sailesh T. Desai                        Synergy House                           Wholetime Director of
                                        Subhanpura                              Sun
                                        Gorwa Road, Baroda
                                        390-007 India
-------------------------------------------------------------------------------------------------------
Narendra N. Borkar                      1150 Elijah McCoy                       Director of Sun and
                                        Drive                                   Chief Executive
                                        Detroit, MI 48202                       Officer of the
                                                                                Company
-------------------------------------------------------------------------------------------------------
R. K. Baheti                            Synergy House                           Vice President -
                                        Subhanpura                              Finance and Company
                                        Gorwa Road, Baroda                      Secretary of Sun
                                        390-007 India
-------------------------------------------------------------------------------------------------------

                                                             PAGE 12 OF 22 PAGES

SUN GLOBAL

         (b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global's business address is P.O. Box 3136, Road Town, Tortola, British Virgin Islands.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun Global and their respective business addresses and present principal occupations are set forth below:



         Name                               Address                             Occupation
-------------------------------------------------------------------------------------------------------

D. Shanghvi                             Synergy House                           Director of Sun
                                        Subhanpura                              Global, Chairman and
                                        Gorwa Road, Baroda                      Managing Director of
                                        390-007 India                           Sun and Chairman of
                                                                                the Board of the
                                                                                Company.
-------------------------------------------------------------------------------------------------------
Sudhir V. Valia                         Synergy House                           Director of Sun
                                        Subhanpura                              Global, and Wholetime
                                        Gorwa Road, Baroda                      Director of Sun and
                                        390-007 India                           Director of the
                                                                                Company
-------------------------------------------------------------------------------------------------------
Sunil Gandhi                            SuGandh Management                      Director of Sun
                                        Consultancy                             Global, Financial
                                        P.O. Box 12850                          Consultant
                                        Dubai, UAE
-------------------------------------------------------------------------------------------------------


         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Joliat Trust is a Michigan trust, Joliat LLC is a Michigan limited liability company and Joliat is a citizen of the United States. Hagelstein Trust is a Michigan trust and Hagelstein is a citizen of the United States. Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India. D. Shanghvi is a citizen of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of India.

                                                             PAGE 13 OF 22 PAGES


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

SUN AND SUN GLOBAL

         As previously disclosed, the Company and Sun entered into an agreement in August 1997 pursuant to which, during a 5 year period, Sun is required to sell to the Company up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) or DESIs (drug efficiency study implementations (which only count as 1/3 of a product)), in exchange for 544,000 Shares for each product (181,333 Shares for each DESI product). Sun may direct the issuance of the Shares to its affiliates. Pursuant to the Agreement, the following Shares were issued to the persons named below as of the following dates:



                  DATE                      AMOUNT                     NAME
                  ----                      ------                     ----

                  4-14-99                     544,000                  Sun Global

                  4-14-99                     725,333                  Sun Pharmaceutical Advanced
                                                                       Research Centre (affiliate
                                                                       of Sun) ("Sun Advanced")

                  9-28-99                   1,269,333                  Sun

                                            1,088,000                  Sun Global

                  12-01-00                  1,088,000                  Sun


         On November 10, 1997, in lieu of cash interest payments on Sun Global loans to the Company, Sun Global was issued 90,657 Shares at the rate of $1.50 per Share.

JOLIAT, JOLIAT AND JOLIAT LLC

         On November 10, 1997, in lieu of cash interest payments on Joliat Trust loans to the Company, Joliat Trust was issued 159,543 Shares at the rate of $1.50 per Share.

         In August 1998, in consideration of the fulfilment of Sun's purchase of 5,300,000 Shares pursuant to Sun's agreement with the Company in August 1997, Joliat Trust surrendered 100,000 Shares to the Company.

         On January 20, 1999, the Board of Directors granted Joliat a non-qualified option for 100,000 shares at an exercise price of $1.50 per Share. The options are exercisable until January 20, 2005.

         In February and March 1999, Joliat Trust, using Trust funds, purchased an aggregate of 400,000 Shares pursuant to a private placement at prices ranging between $0.88 and $1.00 per Share.

                                                             PAGE 14 OF 22 PAGES

         On June 2, 1999, the Board of Directors granted Joliat a non-qualified stock option for 150,000 Shares at an exercise price of $0.88 per Share. The options are exercisable until January 20, 2005.

         On April 1, 2000, the Company issued Joliat Trust 900,000 Shares and Joliat 60,000 Shares in lieu of principal and interest on prior 1996 and 1997 Joliat Trust loans to the Company aggregating $900,000, based on a value of $1.00 per Share.

         On April 1, 2000, July 2000 and December 21, 2000, Joliat Trust transferred 900,000, 1,040,654 and 200,000 Shares, respectively, to Joliat LLC.

HAGELSTEIN AND HAGELSTEIN TRUST

         On November 10, 1997, in lieu of cash interest payments on Hagelstein Trust loans to the Company, the Hagelstein Trust was issued 68,007 Shares at the rate of $1.50 per Share.

         In August 1998, in consideration of the fulfillment of Sun's purchase of 5,300,000 Shares pursuant to Sun's agreement with the Company in August 1997, Hagelstein Trust surrendered 250,000 Shares to the Company.

         On January 20, 1999, the Board of Directors granted Hagelstein a non-qualified stock option for 250,000 Shares at an exercise price of $1.50 per Share and a non-qualified stock option for 100,000 Shares at an exercise price of $0.88 per Share. Both options are exercisable until January 20, 2005.

         In February and March 1999, Hagelstein Trust, using Trust funds, purchased an aggregate of 79,090 Shares pursuant to a private placement at prices ranging from $0.88 and $1.00 per share.

         On April 1, 2000, the Company issued Hagelstein Trust 416,000 Shares in lieu of principal and interest on prior 1996 and 1997 Hagelstein Trust loans to the Company aggregating $390,000, based on a value of $1.00 per Share.


ITEM 4.           PURPOSE OF TRANSACTION.

         Joliat Trust, Joliat LLC, Joliat, Hagelstein Trust and Hagelstein have acquired their Shares for investment purposes. Sun and Sun Global have acquired their Shares in order to gain entry into the United States generic pharmaceutical marketplace. As disclosed in Item 6, Joliat Trust, Hagelstein Trust and Sun have entered into a Voting Agreement which terminates on August 2, 2001 (except for certain specific provisions which are set forth in Item 6) pursuant to which, among other things, Sun may designate a majority of the directors of the Board of Directors of the Company and Joliat Trust and Hagelstein Trust may each designate one director. In addition, as

                                                             PAGE 15 OF 22 PAGES

disclosed in Item 6, Joliat Trust and Hagelstein Trust have agreed to vote in accordance with Sun's directors with respect to certain shareholder matters. The Voting Agreement also provides that the Executive Committee shall consist of three directors, two selected by Sun and one selected by Joliat Trust and Hagelstein Trust. In connection with the foregoing, the Board of Directors has appointed a Chief Executive Officer proposed by Sun and Sun has designated a majority of the members of the Board of Directors and selected a Chairman of the Board, D. Shanghvi, therefrom. In connection with Sun's acquisition of Shares, the Bylaws of the Company were amended and restated to accommodate the foregoing. In addition, the Bylaws were amended and restated to require a two-thirds (2/3rds) vote of the entire Board of Directors to approve: (i) the sale or disposition of all or substantially all of the assets of the Company;
(ii) the liquidation, winding up or dissolution of the Company; (iii) the issuance of or receipt of subscription for any capital stock of the Company to Sun and/or its affiliates; and (iv) the amendment of the Company's Articles and Bylaws.

         Joliat Trust and Hagelstein Trust have also agreed not to dispose of their Shares for a period of four years without the consent of Sun, and thereafter for a period of three years to give Sun a right of first refusal or the sale of their Shares. The restriction on disposition of their Shares for the four year period terminates in the event of (i) any sale of Shares by Sun to anyone other than an affiliate; (ii) approval by the Board of the Company of a merger, consolidation, or sale of substantially all of the assets of the Company to another entity; or (iii) a tender offer for the Shares.

         At this time, except as disclosed above, the Reporting Persons have no plans or proposals which relate to or would result in:

         (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         (2) a sale or transfer of a material amount of assets of the Company;

         (3) any material change in the present capitalization or dividend policy of the Company;

         (4) any other material change in the Company's business or corporate structure;

         (5) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (6)      the Shares becoming eligible for termination pursuant to
                  Section 12(g)(4) of the Act; or

         (7)      any action similar to those enumerated above.

                                                             PAGE 16 OF 22 PAGES

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 21,373,818 Shares outstanding (based on information from the Company as to the number of Shares outstanding as of February 6, 2001).


SUN, SUN GLOBAL AND D. SHANGHVI

         (a)-(b) See cover page. D Shanghvi disclaims beneficial ownership of the Shares beneficially owned by Sun, Sun Global and Sun Advanced.

         (c) No transaction in securities of the Company was effected by Sun, Sun Global or D. Shangvi during the past 60 days.

         (d) Except with respect to Sun's rights as parent of Sun Global and Sun Advanced, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e) Not applicable.


JOLIAT, JOLIAT TRUST, JOLIAT LLC

         (a)-(b) See cover page and Items 4 and 6 below with respect to the agreement by Joliat and Joliat Trust to vote on certain matters in accordance with Sun's directions. The Shares beneficially owned by Joliat include: (i) 285,714 shares of Series A Preferred Stock convertible on a one-for-one basis into Shares; (ii) warrants to purchase 65,000 Shares which are exercisable through December 31, 2004 at an exercise price of $3.50 per Share; (iii) warrants to purchase 486,666 Shares exercisable through March 31, 2006 at an exercise price of $2.62 per Share; (iv) an option granted to Joliat to purchase 225,000 Shares which are exercisable through October 18, 2006 at an exercise price of $1.31 per Share; (v) options received in his capacity as a Director of the Company for 6,000 Shares at an exercise price of $5.00 per Share; (vi) an option for 100,000 Shares at an exercise price of $1.50 per Share, exercisable until January 20, 2005; and (vii) an option for 150,000 Shares at an exercise price of $0.88 per Share exercisable until January 20, 2005.

         (c) Except with respect to the transfer on December 21, 2000 of 200,000 Shares from the Joliat Trust to Joliat LLC for no consideration, no transaction in securities of the Company was effected by Joliat, Joliat Trust or Joliat LLC during the past 60 days.

         (d) Except with respect to Joliat's rights as trustee of and beneficiarys' rights under, Joliat Trust, and Joliat's rights as managing partner of, and other members' rights under, Joliat LLC, no

                                                             PAGE 17 OF 22 PAGES

other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares of Common Stock.

         (e) As a result of transfers from Joliat Trust to Joliat LLC, Joliat Trust ceased to be beneficial owner of more than 5.0% of the Company's Shares.


HAGELSTEIN AND HAGELSTEIN TRUST

         (a)-(b) See cover page and Items 4 and 6 below with respect to the agreement by Hagelstein and Hagelstein Trust to vote on certain matters in accordance with Sun's directions. The Shares beneficially owned by Hagelstein include: (i) an option for 224,158 Shares at an exercise price of $1.50 per Share exercisable until February 20, 2002; (ii) options received in his capacity as a Director of the Company for 6,000 Shares at an exercise price of $5.00 per Share; (iii) an option for 250,000 Shares at an exercise price of $1.50 per Share exercisable until January 20, 2005; and (iv) an option for 100,000 Shares at an exercise price of $0.88 per Share exercisable until January 20, 2005.

         (c) No transaction in securities of the Company was effected by Hagelstein or Hagelstein Trust during the past 60 days.

         (d) Except with respect to Hagelstein's rights as trustee of, and the beneficiary's rights under, Hagelstein Trust, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares of Common Stock.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As disclosed in this Schedule 13D, Sun, Joliat Trust and Hagelstein Trust have entered into a Voting Agreement dated August 2, 1997, which terminates on August 2, 2001, except as otherwise set forth below. By its terms, the Voting Agreement would appear to also bind Sun Global, Sun Advanced and Joliat LLC. The general terms of the Voting Agreement have been disclosed above, which disclosure is incorporated herein, with respect to Sun's right to select a majority of the Company's directors, Sun's right to appoint a majority of the directors to the Executive Committee, and Joliat Trust's and Hagelstein Trust's agreement not to sell their Shares for a period of four years without Sun's consent. Joliat Trust and Hagelstein Trust have also agreed that they will vote in accordance with Sun's directors with respect to any matter relating to the investment, merger, alliance, share dilution, appointment of key employees, major restructuring or reorganizing, bank borrowing, funding or giving credit. In addition, Joliat Trust and Hagelstein Trust provide Sun with a right of first refusal on the sale of Joliat Trust's and

                                                             PAGE 18 OF 22 PAGES

Hagelstein Trust's Shares for a three year period after expiration of the first four years of the Agreement. Also, the Voting Agreement provides that for a period of seven years from the date of the Voting Agreement, neither Hagelstein Trust nor Joliat Trust shall sell their Shares to any competitor or distributor or business associate of the Company without Sun's consent.

         In the event that Sun sells more than 30% of the outstanding Shares of the Company within four years from the date of the Voting Agreement, subject to certain conditions, the Board of Directors shall be reconstituted in accordance with the Share ownership of Sun, Joliat Trust and Hagelstein Trust. In addition, the Executive Committee shall be reconstituted so that it consists of one director designated by Sun and two directors designated by Joliat Trust and Hagelstein Trust. In the event that Sun owns less than 10% of the outstanding Shares of the Company, the Voting Agreement shall terminate.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  The following exhibits are filed with this statement.

                  Exhibit 1:        Joint Statement Agreement
                  Exhibit 2: Voting Agreement dated August 2, 1997 is hereby incorporated by reference from
                                    Exhibit 2 to Original Schedule 13D filed on
                                    September 3, 1997.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001
                                         /s/ Jay F. Joliat
                                    -------------------------------------------
                                         Jay F. Joliat


                                     Jay F. Joliat Qualified Terminable Interest
                                     Marital Trust u/a/d 4-8-82

                                     By: /s/ Jay F. Joliat
                                        ----------------------------------------
                                         Jay F. Joliat, Trustee


                                     Joliat Enterprises, LLC

                                     By: /s/ Jay F. Joliat
                                       ----------------------------------------
                                         Jay F. Joliat, Managing Partner

                                                             PAGE 19 OF 22 PAGES



                                         /s/ David A. Hagelstein
                                     -------------------------------------------
                                          David A. Hagelstein


                                     David A. Hagelstein Trust u/a/d 10-27-93


                                     By:   /s/ David A. Hagelstein
                                        ----------------------------------------
                                           David A. Hagelstein, Trustee


                                           /s/ Dilip S. Shanghvi
                                     -------------------------------------------
                                           Dilip S. Shanghvi


                                     Sun Pharmaceutical Industries Limited


                                     By:   /s/ Dilip S. Shanghvi
                                        ----------------------------------------
                                            Dilip S. Shanghvi
                                            Managing Director


                                     SUN PHARMA GLOBAL, INC.


                                     By:   /s/ Dilip S. Shanghvi
                                        ----------------------------------------
                                            Dilip S. Shanghvi
                                            Managing Director

                                                             PAGE 20 OF 22 PAGES

                                  EXHIBIT INDEX


Exhibit                          Description
-------                          -----------

  1                              Joint Statement Agreement

  2 Voting Agreement dated August 2, 1997 is hereby incorporated by reference from Exhibit 2 to Original Schedule 13D filed on September 3, 1997.

                                                             PAGE 21 OF 22 PAGES

                                    EXHIBIT 1

                       SCHEDULE 13D JOINT FILING AGREEMENT

         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED:     February 13, 2001

                                         /s/ Jay F. Joliat
                                     -------------------------------------------
                                          Jay F. Joliat


                                     Jay F. Joliat Qualified Terminable Interest
                                     Marital Trust u/a/d 4-8-82

                                     By: /s/ Jay F. Joliat
                                        ----------------------------------------
                                          Jay F. Joliat, Trustee


                                     Joliat Enterprises, LLC

                                     By: /s/ Jay F. Joliat
                                        ----------------------------------------
                                        Jay F. Joliat, Managing Partner

                                                             PAGE 22 OF 22 PAGES


                                         /s/ David A. Hagelstein
                                      ------------------------------------------
                                          David A. Hagelstein


                                      David A. Hagelstein Trust u/a/d 10-27-93


                                      By:  /s/ David A. Hagelstein
                                         ---------------------------------------
                                           David A. Hagelstein, Trustee


                                           /s/ Dilip S. Shanghvi
                                      ------------------------------------------
                                           Dilip S. Shanghvi


                                      Sun Pharmaceutical Industries Limited


                                      By:  /s/ Dilip S. Shanghvi
                                         ---------------------------------------
                                           Dilip S. Shanghvi
                                           Managing Director


                                      SUN PHARMA GLOBAL, INC.


                                      By:  /s/ Dilip S. Shanghvi
                                         ---------------------------------------
                                           Dilip S. Shanghvi
                                           Managing Director